Exhibit 99.5

News

RiT TECHNOLOGIES TO LAUNCH PATCHVIEW VERSION 6.0
WITH ENHANCED SUPPORT FOR DATACENTERS

– PatchView Brings Real-Time Control to the IT Staff
via Blade Server Monitoring, Real-Time Power Management &
Automated Server Provisioning –

Tel Aviv, Israel – September 14, 2009 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure management solutions, today launched Version 6.0 of its industry-leading PatchView intelligent infrastructure management solution.

The new version offers cutting-edge features designed for the challenging datacenter environment, including comprehensive support for blade servers, tools for real-time power monitoring and management, automated server provisioning and a crisp new look-and-feel. To facilitate smooth network operations in the dynamic people/workspace arena, PatchView Version 6.0 introduces an improved automated provisioning solution. In addition, the new version introduces advanced discovery capabilities, the key to optimizing the utilization of network assets and automating the task of complying with rigorous documentation standards.

“This new version brings state-of-the-art new features to the industry’s most widely deployed infrastructure management system, making the trusted RiT brand an even better solution for some of today’s most difficult IT challenges,” said Avi Kovarsky, RiT President and CEO. “In an era when the IT staff must do more with fewer resources, PatchView makes it possible to maintain real-time control of the infrastructure and IT assets, streamline service deployment and optimize asset utilization. We are proud of PatchView’s excellent record for bringing order, visibility and manageability into dynamic, fast-changing environments.”

Deployed in hundreds of sites including some of the world’s biggest networks and datacenters, RiT’s PatchView has proven its value as a cost-effective tool for achieving maximum operational control, network reliability and resource utilization, while significantly reducing cost of ownership. Its rapid return-on-investment has been confirmed through deployments in enterprises and datacenters of all sizes and industries.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Oded Nachmoni
VP Product Strategy & Professional Services
+972-3-645-5481
odedn@rit.co.il

RiT Technologies Ltd.